Exhibit 99.1

NASDAQ Hearings Panel has granted B.O.S. request for continued listing on The NASDAQ Stock Market, pending a reverse split by December 15, 2012

RISHON LEZION, Israel, October 9, 2012 -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), today announced that it received a written notice from the Nasdaq Hearing Panel (the "Panel") granting the Company's request for continued listing on The Nasdaq Stock Market until the end of 2012.

On January 17, 2012, the Nasdaq Staff initially notified the Company that the bid price of its listed security had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). The Company has not regained compliance with the Rule within the 180 calendar days provided under Listing Rule 5810(c)(3)(A) and its securities were therefore subject to delisting. On July 19, 2012, the Company requested a hearing with the Panel, and a hearing was held on August 30, 2012.

The Panel determined that the continued listing of the Company’s securities on Nasdaq is contingent on:

1.	The Company effecting a reverse stock split in the ratio of 1 for 4 by not later than December 15, 2012.
2.	On or before January 16, 2013, the Company must evidence a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days.
3.
On or before October 31, 2012, the Company must inform the Panel in writing that the Board of Directors has authorized a shareholders meeting in order to consider and vote upon a reverse stock split by setting a date for the meeting and including in the agenda a vote to approve a reverse stock split in the ratio of 1 for 4.

There can be no assurance that such reverse split shall be approved or that, if approved, the closing bid price shall be $1.00 or more for a minimum of ten prior consecutive trading days. Furthermore, the Panel has reserved the right to extend the aforementioned ten-day period and to reconsider the continued listing based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing inadvisable or unwarranted.

In the event that the Company's securities are delisted from the Nasdaq Market, the Company would seek to have its ordinary shares quoted in the over-the-counter market.

About BOS
B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information, please visit: www.boscom.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com